Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of a major subsidiary of MiX Telematics relating to the exercise of share appreciation rights (“SARs”) under the MiX Telematics Limited Long-Term Incentive Plan (“LTIP”).

Pursuant to the SENS announcement published on September 13, 2019, shareholders are advised that Catherine Lewis had exercised 1 118 750 SARs granted to her under the LTIP and that the intention was to sell 597 838 of the resultant shares issued to her (equivalent to 23 914 American Depositary Shares (“ADSs”)*) in respect of these SARs (in part to cover the immediate tax obligation arising from the exercise) and that she will retain the remaining 100 000 resultant shares issued (equivalent to 4 000 ADSs). Shareholders are accordingly advised that following the sale set out hereunder, the sale of the 597 838 shares has been concluded. Lewis has increased her shareholding in MiX Telematics by 100 000 ordinary shares bringing the total ordinary shares owned by herself to 1 624 500 ordinary shares (equivalent to 64 980 ADSs).

Name of director:	Catherine Lewis
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Transaction date:	September 18, 2019
Class of securities:	Ordinary shares
Number of securities:	213 820 (equivalent to 8 553 ADSs)
Price per security:	R8.00
Total value:	R1 710 560.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Catherine Lewis
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Transaction date:	September 19, 2019
Class of securities:	Ordinary shares
Number of securities:	384 018 (equivalent to 15 361 ADSs)
Highest traded price of the day:	R8.17
Weighted average price per security:	R7.90250
Lowest traded price of the day:	R7.71
Total value:	R3 034 702.25
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
  * One ADS represents 25 ordinary shares.

September 23, 2019

Sponsor